SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2006

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated November 20, 2006, of Holding(s) in Company

                   SCHEDULE 10

      NOTIFICATION OF MAJOR INTERESTS IN SHARES

Name of company

Scottish Power plc

2) Name of shareholder having a major interest

Barclays PLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Barclays PLC

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Barclays Global Investors NA                                    16,156,303
Barclays Global Investors Japan Ltd                                761,358
Barclays Global Investors Australia                                559,331
Barclays Global investors Ltd                                   15,890,894
Barclays Global Investors Japan Trust & Banking              1,748,922
Gerrard Ltd                                                      6,173,124
Barclays Private Bank and Trust Ltd                                 17,674
Barclays Global Fund Advisors                                    4,989,126
Barclays Bank Trust Company Ltd                                     54,388
Barclays Life Assurance Co Ltd                                   2,344,320
Barclays Private Bank Ltd                                          547,783
Barclays Capital Securities Ltd                                 13,817,759
Barclays Private Bank and Trust Ltd                                  1,464
Barclays Global Investors Canada Ltd                               110,870

Total 63,173,316

5) Number of shares/amount of stock acquired

Not stated

6) Percentage of issued class

Not stated

7) Number of shares/amount of stock disposed

Not stated

8) Percentage of issued class

Not stated

9) Class of security

Ordinary 42p shares

10) Date of transaction

13 November 2006

11) Date company informed

17 November 2006

12) Total holding following this notification

63,173,316

13) Total percentage holding of issued class following this notification

4.25%

14) Any additional information

Previous holding 3.88%

15) Name of contact and telephone number for queries

Mrs Sheelagh Duffield
Company Secretary
0141 636 4544

16) Name and signature of authorised company official responsible for making this notification

Sheelagh Duffield

Date of notification 20 November 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: November 20, 2006	By:	/s/ Mrs Sheelagh Duffield
Mrs Sheelagh Duffield
Company Secretary